SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

[redacted]

09047021

SEC
Mail Processing
Section

SEP 2 1 2009

Washington, DC
122

September 15, 2009

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published September 9, 10 and 11, 2009.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
September 9, 2009	Press Release	Skanska to remodel railway station in Warsaw for PLN 129 M, approximately SEK 320 M	law and by the listing agreement with Stockholm Stock Exchange
September 10, 2009	Press Release	Skanska Safety Week – the world's largest workplace safety campaign – starts on Monday, September 14	law and by the listing agreement with Stockholm Stock Exchange
September 11, 2009	Press Release	Two new members of Skanska's Senior Executive Team	law and by the listing agreement with Stockholm Stock Exchange
September 11, 2009	Press Release	Skanska appoints new Presidents for Skanska Norway, Skanska Poland and Skanska UK	law and by the listing agreement with Stockholm Stock Exchange

dlw 9/30

File Number 82-34932

SKANSKA

Press Release

September 9, 2009
11:00 am CET

Skanska to remodel railway station in Warsaw for PLN 129 M, approximately SEK 320 M

Skanska has secured an assignment to remodel a railway station in Poland. The contract amounts to PLN 129 M, or about SEK 320 M, which will be included in third-quarter order bookings. The customer is the Polish Rail Administration, PKP.

The assignment relates to the modernization of Gdansk Station in Warsaw. The project comprises the remodeling of the track area and the demolition of four platforms, which will be replaced by two new ones. It also includes the construction of a new underground walkway to the adjoining Gdansk subway station and Zajaczka street.

Work on site will commence in the autumn and will be completed in 13 months.

Skanska Poland, one of the largest construction companies in the Poland, had sales of SEK 7.6 billion in 2008. The company has about 5,700 employees. In Poland also Skanska Commercial Development and Skanska Infrastructure Development are active.

For further information please contact:

Marcin Gesing, Press Officer, Skanska Poland,
tel +48 22 561 30 66 or +48 510 161 516
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

File Number 82-34932

SKANSKA

Press Release

September 10, 2009
10:30 am CET

Skanska Safety Week – the world's largest workplace safety campaign – starts on Monday, September 14

Monday next week, September 14, is the start for Skanska Safety Week 2009. All the company's 55,000 employees, in more than 10,000 project sites and offices, and thousands of customers, subcontractors, suppliers and partners will be involved in the efforts to improve safety. This makes Skanska Safety Week the largest workplace safety campaign in the world.

During September 14-20 Skanska Safety Week is arranged for the fifth consecutive year. The purpose is to increase workplace safety, prevent accidents and to reach Skanska's vision of an injury-free workplace with the target of zero accidents among employees, subcontractors and the general public.

"It's totally unacceptable that people in our industry risk their life and health in their daily work. Therefore Skanska Safety Week is such an important event to show that accidents can and must be prevented. The past years' achievements show that it's possible to perform our work in a safe way for everyone involved," says Johan Karlström, Skanska's President and CEO.

The construction industry is by tradition one of the most hazardous sectors. An estimated 40 percent of all workplace fatalities take place in this industry. But experience from Skanska Safety Week shows that the number of accidents can be radically reduced. During the seven days of last year's event, seven lost-time accidents were reported. This can be compared to an average week, when 19 accidents are reported. Applied to a full year, this would translate to around 600 fewer lost-time accidents among Skanska's employees and subcontractors globally.

Activities during the week includes hundreds of safety visits at work sites by Skanska executives, extensive safety training programs, safety briefings for employees, subcontractors and partners and many other activities at Skanska projects and offices around the world. More information about the activities can be found on www.skanska.com/safetyweek from Monday.

"Safety is a core value in Skanska and our highest priority – every day, for every person and at every place where we work. Therefore it's of great importance that everyone – employees, subcontractors and partners – take part in the planning to prevent accidents. This is the only way to reach

our target. We still have quite some way to go, but I'm confident that we will succeed," says Johan Karlström.

Since 2005 employee lost-time accidents have been reduced by 24 percent in Skanska. The company takes extensive measures to further reduce accidents. Strict rules for personal protection equipment on site have been implemented, extensive training programs are arranged at sites and safety risk analysis is mandatory in the planning of all projects.

Furthermore, safety performance is monitored closely, and benchmarked between the business units in Skanska with the aim to learn from the best units. Performance is also linked to the remuneration of managers. From 2009, the entire company also observes a "stand down" each time a fatality occurs. As well as marking respect for a colleague, this event spreads knowledge to every employee, subcontractor and partner about the cause of the accident and how it could have been prevented.

For further information please contact:

Noel Morrin, Senior Vice President Sustainability & Green Construction
Skanska AB, tel +46 10 448 88 98.
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38.
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Press Release

September 11, 2009
08:30 am CET

Two new members of Skanska's Senior Executive Team

Roman Wieczorek, today President of Skanska Poland, and Mats Williamson, today President of Skanska UK, will become Executive Vice Presidents (EVP) and new members of Skanska's Senior Executive Team (SET). Petter Eiken, EVP in Skanska, member of SET and acting President of Skanska Norway, will permanently take on the role as President of Skanska Norway. Thomas Alm, EVP and member of SET, will assume the role as SVP for Risk Management in Skanska, a new position in the company.

"These changes are a natural step in preparing the Senior Executive Team to take Skanska to the next level. The coming years face several important challenges, including handling the tough market situation and continue developing Skanska's strategy," says Johan Karlström, President and CEO, Skanska AB.

Roman Wieczorek has been President of Skanska Poland since 2005. Before that he was part of the local management team and played a vital role in the successful turn-around of Skanska's Polish operations.

Mats Williamson has experience of many different roles in Skanska. Before he became President of Skanska UK in July 2008 he led Skanska Sweden for six years. He also has great experience of large and complicated projects from his period as President for the former business unit Skanska International Projects and from his position as Project Director for the Öresund Bridge.

"Mats and Roman both bring important new knowledge and experience to SET – from our key markets in Sweden, Central and Eastern Europe and from the UK. They have very good track records in Skanska and have shown excellent leadership," says Johan Karlström.

In SET, Petter Eiken has been overseeing the Nordic construction units and he has especially focused on strengthening the integration across the units and exploring operational synergies, such as procurement on a Nordic level and the new efficient residential platform Skanska Xchange. He joined SET from the position as President of Skanska Norway, and he will now return to this position which will enable him to get closer to the business activities.

Thomas Alm has been in charge of Skanska Latin America within SET and he has also been leading the crucial enhancement of Skanska's risk

management processes. Therefore he is well equipped to take on the new position as SVP of Risk Management.

"I'm pleased that the new organization is a good example of our ambition to create different career paths in Skanska, where our people can move between line and staff positions, projects and offices and also between management levels. This allows for a good match between individual needs and wishes and company priorities," says Johan Karlström.

The above changes will be implemented from October 1, with exception of Roman Wieczorek who will join SET from January 1, 2010.

Responsibilities in Skanska's Senior Executive Team:

Johan Karlström, President and CEO, and within SET responsible for Legal Affairs, Risk Management and Human Resources.
Hans Biörck, Executive Vice President, CFO, responsible for Financial Services, Controlling, Corporate Finance, Reporting and Internal Audit.
Tor Krusell, Executive Vice President, responsible for Residential Development Nordic and IT.
Claes Larsson, Executive Vice President, responsible for Skanska Norway, Skanska Finland, Skanska Sweden, Skanska Commercial Development Nordic and Skanska Commercial Development Europe.
Karin Lepasoon, Executive Vice President, responsible for Communications, Investor Relations and for Knowledge Sharing.
Mike McNally, Executive Vice President, responsible for Skanska USA Building, Skanska USA Civil and Skanska Latin America.
Roman Wieczorek, responsible for Skanska Czech Republic and Skanska Poland.
Mats Williamson, responsible for Skanska Infrastructure Development, Skanska UK and for Sustainability.

For further information please contact:

Pontus Winqvist, SVP Investor Relations, Skanska AB,
tel + 46 10 448 88 51.
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38.
Direct line for media: tel +46 10 448 88 99.

This and previous releases can also be found at www.skanska.com

File Number 82-34932

SKANSKA

Press Release

September 11, 2009
08:40 am CET

Skanska appoints new Presidents for Skanska Norway, Skanska Poland and Skanska UK

As a result of the earlier reported changes in the Senior Executive Team (SET), Skanska has appointed three new Business Unit Presidents. Petter Eiken will become new President of Skanska Norway, Krzysztof Andrulewicz will become President of Skanska Poland and Mike Putnam has been appointed new President of Skanska UK. The changes will be implemented from October 1.

"They are all experienced managers with excellent leadership skills and a successful track record in Skanska. The appointments show that the focus on developing our talents in Skanska pays off, and today we have a good talent base and are in the favorable position to recruit internally to a great extent," says Johan Karlström, President and CEO, Skanska AB.

Petter Eiken was President of Skanska Norway 2001-2004 and then became Executive Vice President (EVP) and member of SET. He took over as acting President of Skanska Norway in June when Geir Aarstad decided to leave his position for a new job outside Skanska.

Krzysztof Andrulewicz has long experience in Skanska and has the recent four years been EVP in Skanska Poland and responsible for the General Construction division. Among other things he is recognized in Skanska for his extensive focus on customer relations.

Mike Putnam is EVP in Skanska UK and has over the years been responsible for the civil engineering units as well as the building related units. He has a proven track record of delivering results and a strong focus on driving the efforts within work safety.

"Petter has done an excellent job in SET and I'm sure that he will contribute vastly in developing Skanska Norway for the future. Krzysztof and Mike have long experience in Skanska and I know that they both have what's needed in their new roles to further strengthen Skanska's positions in their respective markets," says Johan Karlström.

"I'm also glad to see that the turn-around of Skanska UK has been successfully initiated. This work will continue, both in terms of profitability but also in the implementation of a common way of working in the unit."

For further information please contact:

Pontus Winqvist, SVP Investor Relations, Skanska AB,
tel + 46 10 448 88 51.
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38.
Direct line for media: tel +46 10 448 88 99.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.